UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

Better Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

08773T 104

(CUSIP Number)

David P. Perry

c/o Better Therapeutics, Inc.

548 Market Street, #49404

San Francisco, CA 94104

(415) 887-2311

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 08773T 104	SCHEDULE 13D

1.	Name of Reporting Persons David P. Perry 2015 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 10,464,015
	8.	Shared Voting Power
	9.	Sole Dispositive Power 10,464,015
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Person 10,464,015
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 44.3% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

The percentage of class was calculated based on 23,599,718 shares of Issuer Common Stock outstanding as of October 28, 2021, as reported by the Issuer in its Current Report on Form 8-K filed on November 3, 2021.

CUSIP NO. 08773T 104	SCHEDULE 13D

1.	Name of Reporting Persons David P. Perry
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 10,515,551 (1)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 10,515,551 (1)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Person 10,515,551
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ (2)
13.	Percent of Class Represented By Amount in Row (11) 44.6% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 10,464,015 shares of Issuer Common Stock held by the David P. Perry 2015 Trust, of which David P. Perry is the sole trustee and has sole voting and dispositive power, and (ii) 51,536 shares of Issuer Common Stock held by David P. Perry.

(2)	Excludes 28,300 shares of Issuer Common Stock underlying stock options which are currently unvested and not exercisable within 60 days of the date hereof.
(3)

The percentage of class was calculated based on 23,599,718 shares of Issuer Common Stock outstanding as of October 28, 2021, as reported by the Issuer in its Current Report on Form 8-K filed on November 3, 2021.

CUSIP NO. 08773T 104	SCHEDULE 13D

1.	Name of Reporting Persons Georgianna Maule-Ffinch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 293,150
	8.	Shared Voting Power
	9.	Sole Dispositive Power 293,150
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Person 293,150
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) 1.2% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

The percentage of class was calculated based on 23,599,718 shares of Issuer Common Stock outstanding as of October 28, 2021, as reported by the Issuer in its Current Report on Form 8-K filed on November 3, 2021.

CUSIP NO. 08773T 104	SCHEDULE 13D

1.	Name of Reporting Persons Donald R. Leo, Trustee of Pensus Limited Trust dated 06/12/2010 FBO Georgianna Maule-Ffinch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) Or 2(E) ☐
6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 21,336
	8.	Shared Voting Power
	9.	Sole Dispositive Power 21,336
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Person 21,336
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented By Amount in Row (11) * (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Less than one percent. The percentage of class was calculated based on 23,599,718 shares of Issuer Common Stock outstanding as of October 28, 2021, as reported by the Issuer in its Current Report on Form 8-K filed on November 3, 2021.

The Reporting Persons named in Item 2 below are hereby jointly filing this statement on beneficial ownership on Schedule 13D (this “Statement”) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is attached as Exhibit 99.1 to this Statement.

Item 1. Security and Issuer.

This Statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Better Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 548 Market Street, #49404, San Francisco, CA 94104.

Item 2. Identity and Background.

(a) This Statement is being filed jointly by the following persons (each, a “Reporting Person,” and, collectively, the “Reporting Persons”): (i) David P. Perry 2015 Trust, a Massachusetts trust (the “Perry Trust”), (ii) David P. Perry, the Executive Chairman of the Board of Directors of the Issuer (“Mr. Perry”), (iii) Georgianna Maule-Ffinch, Mr. Perry’s spouse (“G. Maule-Ffinch”) and (iv) Donald R. Leo, Trustee of Pensus Limited Trust dated 06/12/2010 FBO Georgianna Maule-Ffinch, an Arizona trust (the “Pensus Limited Trust”).

(b) Mr. Perry’s and G. Maule-Ffinch’s business address is c/o Better Therapeutics, Inc., 548 Market Street, #49404, San Francisco, CA 94104. The business address of the Perry Trust is c/o Blouin & Company, Inc., 2020 Commonwealth Ave., Newton, MA 02466. The business address of the Pensus Limited Trust is 2390 East Camelback Rd., Phoenix, AZ 85016.

(c) Mr. Perry is the Executive Chairman of the Board of Directors of the Issuer and serves as the sole trustee of the Perry Trust. The Perry Trust and the Pensus Limited Trust were created for estate planning purposes. The principal business of each of the Perry Trust and the Pensus Limited Trust is holding, managing, investing and distributing the trust property and the proceeds therefrom.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, the Reporting Persons were not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Perry Trust is administered under the laws of Massachusetts. The Pensus Limited Trust is administered under the laws of Arizona. Each of Mr. Perry and G. Maule-Ffinch is a citizen of the United States.

Item 3. Source of Funds.

The responses to Items 4 and 6 of this Statement are incorporated herein by reference.

Pursuant to the Agreement and Plan of Merger, dated April 6, 2021, as amended (the “Merger Agreement”), by and among Mountain Crest Acquisition Corp. II (the former name of the Issuer, “MCAD”), MCAD Merger Sub Inc. (“Merger Sub”) and Better Therapeutics, Inc. (“BTX”), on October 28, 2021, Merger Sub merged with and into BTX, with BTX surviving the merger as a wholly-owned subsidiary of the Issuer (such merger and the other transactions contemplated by the Merger Agreement, the “Business Combination”). The Issuer changed its name to Better Therapeutics, Inc. upon the Business Combination and BTX changed its name to Better Therapeutics OpCo, Inc. preceding the Business Combination. The foregoing description of the Business Combination does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement, which is attached as Exhibit 99.2 to this Statement and incorporated herein by reference.

As a result of the closing of the Business Combination on October 28, 2021 (the “Closing”), (i) the Perry Trust acquired 10,164,015 shares of Issuer Common Stock in exchange for 10,726,884 shares of BTX common stock, (ii) G. Maule-Ffinch acquired 293,150 shares of Issuer Common Stock in exchange for 309,384 shares of BTX common stock and (iii) the Pensus Limited Trust acquired 21,336 shares of Issuer Common Stock in exchange for 22,518 shares of BTX common stock.

Additionally, in connection with the Business Combination, on April 6, 2021, MCAD entered into subscription agreements (the “Subscription Agreements”), containing commitments to funding that are subject only to conditions that are generally aligned with the conditions set forth in the Merger Agreement, pursuant to which MCAD issued and sold to certain institutional and accredited investors (the “PIPE Investors”), in a private placement that closed immediately prior to the Closing, 5,000,000 shares of Issuer Common Stock for a price of $10.00 per share for an aggregate commitment of $50,000,000 (the “PIPE Investment”). The Perry Trust acquired 100,000 shares of Issuer Common Stock in the PIPE Investment at the Closing on the same terms and conditions as the other investors under the Subscription Agreements.

Pursuant to a stock purchase agreement by and among MCAD, Mountain Crest Capital LLC and the Perry Trust, Mountain Crest Capital LLC transferred 200,000 shares of Issuer Common Stock held by Mountain Crest Capital LLC to the Perry Trust upon the Closing for an aggregate of $1,800,000.

The following table sets forth all open market purchase transactions with respect to Issuer Common Stock effected by Mr. Perry prior to the Closing. The transactions were previously reported on Form 4 filed by Mr. Perry.

Purchaser	Date of Transaction	Amount of Securities	Acquisition Price Per Share	Nature of Transaction
David P. Perry	4/30/2021	2,000	$9.95	Open Market Purchase
David P. Perry	5/04/2021	3,476	$9.93	Open Market Purchase
David P. Perry	5/13/2021	7,000	$9.93	Open Market Purchase
David P. Perry	5/14/2021	3,060	$9.93	Open Market Purchase
David P. Perry	5/21/2021	8,000	$9.95	Open Market Purchase
David P. Perry	5/24/2021	8,000	$9.94	Open Market Purchase
David P. Perry	5/26/2021	20,000	$9.95	Open Market Purchase

Item 4. Purpose of Transaction.

The responses set forth in Items 3 and 6 hereof are incorporated by reference in their entirety.

The Reporting Persons intend to continuously review their investment in the Issuer, and may in the future determine (1) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (2) to dispose of all or a portion of the securities of the Issuer owned by them or (3) to take any other available course of action. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Mr. Perry is the Executive Chairman of the Board of Directors of the Issuer and, accordingly, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, Mr. Perry may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described in this Statement, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interests in Securities of the Issuer.

The responses set forth on rows 7 through 13 of the cover pages of this Statement, as of the date hereof, and Item 3 are incorporated by reference in this Item 5.

(a) and (b) – The following responses are based on 23,599,718 shares of Issuer Common Stock issued and outstanding as of October 28, 2021, the date of the Closing, as reported by the Issuer in its Current Report on Form 8-K filed on November 3, 2021.

(c) – Except as set forth in this Statement, no Reporting Person has effected any transaction in the Issuer Common Stock in the 60 days preceding the date hereof.

(d) – Not applicable.

(e) – Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 3 hereof are incorporated by reference in their entirety.

Mr. Perry will be entitled to receive compensation and other benefits as Executive Chairman of the Board of Directors of the Issuer. In such capacity, he may also be granted equity awards with respect to the Issuer Common Stock from time to time.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Statement, with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Amended and Restated Registration Rights Agreement

At the Closing, the Issuer entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain stockholders (including the Perry Trust). The Amended and Restated Registration Rights Agreement will require the Issuer to, among other things, file a resale shelf registration statement on behalf of such stockholders no later than 30 days from the Closing. The Amended and Restated Registration Rights Agreement also provides certain demand registration rights and piggyback registration rights to the stockholders, subject to underwriter cutbacks and Issuer blackout periods. The Issuer agrees to pay certain fees and expenses relating to registrations under the Amended and Restated Registration Rights Agreement. The foregoing description is qualified in its entirety by the full text of the Amended and Restated Registration Rights Agreement, the form of which is attached as Exhibit 99.3 to this Statement and is incorporated herein by reference.

Lock-Up Agreement

In connection with the Closing, the Perry Trust agreed, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Issuer Common Stock held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Common Stock if any, acquired during the Lock-Up Period (as defined below), the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is 6 months after the Closing (the “Lock-Up Period”). The foregoing description is qualified in its entirety by the full text of the form of Lock-Up Agreement, the form of which is attached as Exhibit 99.4 to this Statement and is incorporated herein by reference.

PIPE Subscription Agreements and Resale Registration Rights

In connection with the Business Combination, the Issuer entered into the Subscription Agreements with the PIPE Investors (including the Perry Trust) pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors collectively subscribed for the PIPE Investment. The PIPE Investment was consummated with the Closing.

Pursuant to the Subscription Agreements, the Issuer agreed to file (at the Issuer’s sole cost and expense) a registration statement registering the resale of the shares of Issuer Common Stock to be purchased in the PIPE Investment (the “Resale Registration Statement”) with the Securities and Exchange Commission (“SEC”) no later than thirty (30) calendar days following the Closing. The Issuer will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as practicable but no later than the earlier of (i) the 90th calendar day following the filing date thereof (in the event the SEC notifies the Issuer that it will “review” the Resale Registration Statement) and (ii) the 5th business day after the date the Issuer is notified by the SEC that the Resale Registration Statement will not be “reviewed” or will not be subject to further review. The foregoing description is qualified in its entirety by the full text of the Subscription Agreements, the form of which is attached as Exhibit 99.5 to this Statement, and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

The following documents are filed as exhibits hereto:

99.1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Exchange Act.

99.2	Agreement and Plan of Merger, dated as of April 6, 2021, by and among MCAD, Merger Sub and BTX, as amended by the Amendment to Agreement and Plan of Merger, dated as of August 30, 2021 and the Second Amendment to Agreement and Plan of Merger, dated as of September 27, 2021 (incorporated by reference to Annex A to the Proxy Statement/Prospectus).

99.3	Amended and Restated Registration Rights Agreement, dated as of October 28, 2021 by and among Better Therapeutics, Inc., and each of the other shareholders party thereto (incorporated by reference to Exhibit 10.16 to Issuer’s Current Report on Form 8-K, filed with the SEC on November 3, 2021).

99.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 to MCAD’s Current Report on Form 8-K, filed with the SEC on April 7, 2021)

99.5	Form of Subscription Agreement, dated as of April 6, 2021, by and among MCAD and certain institutional and accredited investors (incorporated by reference to Exhibit 10.3 of MCAD’s Current Report on Form 8-K filed with the SEC on April 7, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2021

David P. Perry 2015 Trust

By:	/s/ David P. Perry
Name:	David P. Perry
Title:	Trustee

/s/ David P. Perry
David P. Perry

/s/ Georgianna Maule-Ffinch
Georgianna Maule-Ffinch

Donald R. Leo, Trustee of Pensus Limited Trust dated 06/12/2010 FBO Georgianna Maule-Ffinch

By:	/s/ Donald R. Leo

Name:	Donald R. Leo
Title:	Trustee